BANCO ITAÚ HOLDING FINANCEIRA S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Conference Call about the results of YE 2005

Banco Itaú Holding Financeira S.A. (Bovespa: ITAU4; NYSE: ITU) is pleased to invite you to participate in our conference call about the results of 2005, which will be released on February 21th, 2005.

Presentation

Roberto Egydio Setubal
CEO and President of Banco Itaú Holding Financeira S.A.

Alfredo Egydio Setubal
Investor Relations Director

Henri Penchas
Senior Vice-President, CFO

Silvio de Carvalho
Executive Director

Candido Bracher
President of Banco Itaú-BBA S.A.

Marco Antunes
Director of Accounting

 Conference Call in Portuguese

February 22th, 2006

10:00 a.m. (Brasília time)
08:00 a.m. EST

1) To take part in the Conference Call inform the code (970):

Participants:

US Participants: (55 11) 4613-4525
Brazilian Participants: (11) 4613-0501
Other locations: (55 11) 4613-4525

 Conference Call in English

February 22th, 2006

11:30 a.m. (Brasília time)
09:30 a.m. EST

1) To take part in the Conference Call inform the
code (355)

Participants:

In US: (1-800) 860-2442
In Brazil: (55-11) 4613-0502
Other locations: (1-412) 858-4600

         Webcast through the Internet (listen mode only): http://www.itauir.com
The slides to be shown during the conference call will be available for viewing and downloading on Wednesday morning, at http://www.itauir.com

If you have any further doubts, please call Mrs. Lidia Borus, at Financial Investor Relations Brasil, at the phone +55 11 3897-6404.

Alfredo Egydio Setubal
Investor Relations Officer